UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANAURY, 2005.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   January 19, 2005                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                       TSX Venture: HPM       OTCBB: HPMOF

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NEWS RELEASE                                                    JANUARY 19, 2005


                               EXPLORATION UPDATE

VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF) Mr. Nick DeMare, President, is pleased to provide the following exploration update on the El Nayar silver-gold project.

The Company has begun a detailed exploration program at its El Nayar silver-gold Project (6,835 hectares), in the Mezquites Mining District, state of Nayarit, Mexico.

Since our last report, the Company has made new discoveries of silver-gold mineralization during road building operations. The new discoveries are to the north of the historical high grade La Castellana Mine site. The Company has retained Mr. Victor Jaramillo M.Sc.(A.), P.Geo as project manager. Mr. Jaramillo has over 20 years experience working as an exploration geologist in Latin America, Canada and the United States.

Field work will initially focus on the recently discovered silver-gold El Norte Vein system, and to verify reported areas with stockwork and breccia type mineralization. Exploration work will include detailed geological mapping along a road cut that appears to have exposed lateral extensions of the El Norte Vein System. Detailed geological mapping will also cover the nearby ground proximal and along the strike of El Norte Vein. Systematic trenching will be done as geological mapping progresses. The trenches will be dug, mapped and sampled across the strike of the El Norte Vein in order to define its continuity along strike and width. The area to be covered in this work program represents less than 10% of the total area (6,835 hectares) that remains to be explored. Favorable geological characteristics, color anomalies, proximity to old producing mines and early prospecting, indicate this large area may host excellent geological potential for the discovery of precious metal mineralization.

This exploration program will take approximately two months to complete. All chip channel samples will be crushed at the GM LACME Preparation Laboratory in Guadalajara. The pulps will be sent by GM LACME directly to International Plasma Lab Ltd. in Vancouver, Canada for analyses. All work will be conducted as defined under NI 43-101, and all sample batches will include standards, blanks and duplicate samples on a routine basis.

The results of this exploration program will assist in preparing for a second phase comprehensive drill program. The objective being to explore and discover high grade precious metal mineralization (particularly silver) with a good tonnage potential hosted in veins, stockwork zones and/or breccias that may be suited to bulk mining methods.

The Company is also examining other significant precious metal exploration opportunities of merit. These opportunities are mainly being focused in politically stable countries in the Americas.


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Hilton Resources Ltd.                                               News Release
January 19, 2005                                                          Page 2


Hilton Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "HPM", and on the OTCBB under symbol "HPMOF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Hilton's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.


ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Des O'Kell at 1-888-303-3361 or
/s/ NICK DEMARE                              email:   des@elandjennings.com
----------------------
Nick DeMare, President                       WEBSITE: WWW.HILTONRESOURCESLTD.COM

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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